Mail Stop 03-06


						May 25, 2005
Julie Sansom-Reese
Chief Financial Officer
Zunicom, Inc.
1720 Hayden Road
Carrollton, Texas  75006


	Re:	Zunicom, Inc.
		Form 10-K for year ended December 31, 2004
		Filed March 31, 2005
		File No. 000-27210


Dear Ms. Sansom-Reese:

	We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.


						Sincerely,


						Martin F. James
						Senior Assistant Chief Accountant